UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Complaint against Dead Sea Bromine Company Ltd.

Item 1

Complaint against Dead Sea Bromine Company Ltd.

The Company hereby reports that on Friday, March 31, 2017, Dead Sea Bromine Company Ltd. (“DSB”) and Great Lakes Chemical Corporation (“GLCC”), a subsidiary of Chemtura Corporation, submitted a Joint Pre-Trial Statement to the U.S. District Court for the Southern District of New York, following a complaint filed by GLCC against DSB, alleging breach of a 2003 agreement between the parties pertaining to the purchase and sale of bromine and bromine derivatives (the "Agreement").

The complaint filed by GLCC was filed under seal as business confidential information such that it is not available to the public, and did not allege a damage amount.

In the Joint Pre-Trial Statement jointly filed with the Court GLCC is claiming damages to be in excess of $35 million and for a declaratory judgment to enforce the Agreement. In the same document, DSB denies such damages and denies any obligation for such damages.

To the Company's estimate, this complaint is not expected to have a material impact on the Company's financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: April 3, 2017